** A14 8/4/2003

UF 8-6-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03051848

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JUL 2 8 2003 WASH, D.C. 181

SEC FILE NUMBER
8- 46399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2002 (MM/DD/YY) AND ENDING May 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marketrend Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Elizabeth Street, Suite 403
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Lucker (877) 962-5277
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston,	CT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 07 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Lucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marketrend Securities, Ltd., as of May 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

John W. Lucker
Signature

Title

Joanne C. Bartmess
Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARKETREND SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2003

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Marketrend Securities, Ltd.

We have audited the accompanying statement of financial condition of Marketrend Securities, Ltd. as of May 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marketrend Securities Ltd. as of May 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
July 16, 2003

MARKETREND SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2003

ASSETS

Cash		$ 13,337
Deposit with clearing organization		35,000
Securities owned		27,680
Receivable from clearing broker		10,377
Furniture and equipment at cost, less accumulated depreciation of $15,813		7,724
Deferred tax receivable		14,500
Security deposit		3,708
TOTAL ASSETS		$ 112,326

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities		7,295
Income taxes payable		455
TOTAL LIABILITIES		7,750
SHAREHOLDERS' EQUITY		
Common stock, no par value; $1 stated value; 450 shares authorized and issued, 75 shares outstanding	$ 75	
Preferred stock no par value; $2,500 stated value; 100 shares authorized and issued, 91 shares outstanding	227,500	
Preferred stock "A" no par value; $2,500 stated value; 20 shares authorized, 19 shares issued and outstanding	47,500	
Preferred stock "B" no par value; $909.09 stated value; 230 shares authorized, 220 shares issued and outstanding	200,000	
Additional paid in capital	23,700	
Deficit	(394,199)	
TOTAL SHAREHOLDERS' EQUITY		104,576
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 112,326

The accompanying notes are an integral part of this statement.

MARKETREND SECURITIES, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MAY 31, 2003

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Marketrend Securities, Ltd. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission. In this capacity, it acts as a broker, executing transactions for customers and forwards all such transactions to RPR Dain Rauscher Incorporated, the Corporation's clearing agent, on a fully disclosed basis.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities are valued at their last sales price at the close of business on such day. The resulting unrealized gain or loss is reflected in income.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of May 31, 2003, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a settlement date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

The Company maintains its books and records on the accrual basis for financial statement reporting purposes while using the cash basis for income tax purposes.

MARKETREND SECURITIES, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)

MAY 31, 2003

3. COMMITMENTS

The Company leases office space under a non-cancelable lease expiring September 30, 2004. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum lease payments on this lease are as follows:

Year ending May 31	
2004	$ 15,128
2005	5,092
	$ 20,220

4. PREFERRED STOCK

The preferred stock entitles the holder to receive out of the surplus of the Company, a cumulative dividend at the rate of 5 percent per annum and 6 percent per annum for the preferred stock "A" and preferred stock "B" respectively. Dividends are payable annually, when, and if declared by the Board of Directors, before any dividends shall be set apart or paid to the holders of the common stock.

As of May 31, 2003, accumulated dividends in arrears due to preferred, preferred "A" and preferred "B" shareholders are approximately $187,379. The holders of the preferred stock shall be entitled, in case of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any amount shall be paid to the holders of the common stock, $2,500 per share and the dividends accumulated or declared and unpaid thereon, but shall not participate in any further distribution of the assets of the Company. Both classes of preferred stock may at the option of the holder be converted to common shares of the Company at the rate of one common share for each preferred share tendered. The Company may redeem or purchase all or part of its preferred stock by paying to the holders the sum of the par value of each share plus the accumulated dividend per share. Preferred shareholders have limited voting rights.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. CORPORATE INCOME TAXES

Deferred taxes result from the recognition of certain items in different periods for financial and tax reporting.

For income tax purposes, the Company has available at May 31, 2003, a capital loss carryforward of approximately $100,000. At May 31, 2003, there remains approximately $196,000, which may be applied against future taxable income, expiring in the year ending May 31, 2013. In addition, at May 31, 2003, the Company recorded a deferred tax asset of approximately $112,000 of which a $97,500 valuation allowance was also recorded due to the uncertainty about the realization of the carryforwards.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2003, the Company had net capital of $73,898 which exceeded the minimum requirement of $5,000 by $68,898. The Company's net capital ratio was .10 to 1.